

BTIG, LLC

(SEC. I.D. NO. 8-65473)

Statement of Financial Condition as of December 31, 2024, and Report of Independent Registered Public Accounting Firm

PUBLIC DOCUMENT

(Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.)

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SEC FILE NUMBER
8-65473

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BTIG, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

350 Bush Street, 9th Floor
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian K Endres	415-248-2235	bendres@btig.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

555 Mission Street, Suite 1400	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian K Endres _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BTIG, LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Brian K Endres*

Title:
Chief Financial Officer

See Attached Jurat Certificate
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 3rd day of March, 2025, by Brian Kenneth Endres ________________________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MARIA MONICA HAMILTON
Notary Public - California
San Francisco County
Commission # 2403042
My Comm. Expires May 4, 2026

(Seal) Signature Maria Monica Hamilton



Deloitte & Touche LLP
555 Mission Street,
San Francisco, CA 94105
USA

Tel: 1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Condor Trading Board and Members of BTIG, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BTIG, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

March 03, 2025

We have served as the Company's auditor since 2024.

Statement of Financial Condition
As of December 31, 2024

Assets

Cash and cash equivalents	$	104,438,939
Securities owned - at fair value		45,389,867
Receivables from and deposits with clearing brokers		108,227,962
Receivables from other broker-dealers, net		9,345,723
Receivables from clients		19,558,276
Other investments equity method		1,371,091
Receivables from parent, affiliates and employees		18,229,991
Operating lease right of use assets		51,783,477
Other assets		13,752,590
Total assets	$	372,097,916

Liabilities And Members' Equity

Liabilities

Securities sold not yet purchased - at fair value	$	25,310,537
Payable to other broker dealers		1,253,612
Accrued commissions		12,365,251
Accrued compensation and benefits		135,791,487
Accrued floor brokerage, exchange, execution and clearance fees		1,115,656
Accounts payable and other accrued expenses		15,905,452
Operating lease liabilities		59,090,112
Total liabilities		250,832,107

Equity

Receivable from member		(38,140,639)
Members' equity		159,406,448
Total member's equity		121,265,809
Total liabilities and members' equity	$	372,097,916

See notes to statement of financial condition

1. **Nature of Business**

BTIG, LLC (the "Company") is owned by Condor Trading, LP (the "Parent") and Goldman Sachs Group, Inc. The Company received approval to operate and conduct business as an introducing broker-dealer in December 2002, is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA"). The Company is engaged in brokerage activities acting primarily as an agent for institutional customers in the purchase and sale of domestic and foreign equity securities, American Depository Receipts ("ADR's"), Exchange-Traded Funds ("ETF's"), listed options, as a principal for transactions in fixed income securities as well as on a name give-up basis for futures and foreign exchange transactions. The Company also offers customers access to a full range of strategic financial advisory, capital market, prime brokerage, and investment banking related services. All institutional customer equity, options and fixed income businesses are cleared through clearing brokers, on a fully disclosed basis and accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities.

2. **Summary of Significant Accounting Policies**

Basis of Presentation — The financial statements are expressed in United States dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates — The preparation of the Company's financial statements in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates and these differences could be material.

Variable Interest Entity (VIE) — The Company's equity method investments are considered VIEs. A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. A company has a controlling financial interest in a VIE when the company has a variable interest or interests that provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company determined that it has a variable interest in Firebrand River Capital Fund I, L.P. and Firebrand River Capital Fund II, L.P., both entities that meet the definition of a VIE. However, the Company is not the primary beneficiary because although the Company has the obligation to absorb significant losses of the entities or the right to receive significant benefits from the entities, it does not have the power to direct the activities of the entities.

For equity investments where the Company does not control the investee, and where it is not the primary beneficiary of a VIE but can exert significant influence over the financial and operating policies of the investee, the Company follows the equity method of accounting. The Company's equity method investees are investment companies that record their underlying investments at fair value. The Company's equity method investments are recorded at historical cost and adjustments are

made to the value based on the Company's proportionate share of the investee's underlying net income or loss and any dividends paid.

Cash and Cash Equivalents — The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. The Company had cash equivalents in the amount of $87,886,518 held in a money market fund at December 31, 2024.

Securities Owned and Securities Sold not yet Purchased — Securities owned, and securities sold not yet purchased are recorded on a trade-date basis and are carried at fair value.

Receivables From and Deposits with Clearing Brokers — Securities transactions are executed through clearing brokers on a fully-disclosed basis. Amounts receivable from the clearing brokers relate to such transactions.

Fair Value of Financial Instruments — Securities owned, and securities sold not yet purchased are recorded at fair value. The Company's other financial instruments, including cash and cash equivalents, receivable from and payable to clearing brokers and certain other assets, are recorded at their cost or contract amount, which is considered by management to approximate their fair value as they are short-term in nature and are subject to frequent repricing.

Income Taxes — As a limited liability company that is treated as a partnership for income tax purposes, the Company is not subject to U.S. federal income tax. Each of the Company's members are individually liable for their distributable share of all items of income, gain, loss and deduction. All members must take such items into account even if the Company does not distribute cash or other property to the member during the member's taxable year.

The Company is subject to the New York City Unincorporated Business Tax attributable to the Company's revenue apportioned to New York City. The Company is subject to tax examinations by major taxing authorities for the tax years 2022 through 2024.

The Company accounts for income taxes in accordance with ASC 740 Income Taxes. ASC 740 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. Based on its analysis, management has determined that the Company does not have any material uncertain tax positions that require recognition or measurement as of December 31, 2024

Deferred income taxes arise from temporary differences between the financial reporting basis and tax basis of assets and liabilities, which will result in taxable or deductible amounts in the future. Deferred tax assets and liabilities are measured using the enacted tax rates that will be in effect when such differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when it is more likely than not (defined as a likelihood of greater than 50%) that some portion or all the deferred tax assets will not be realized. The Company considered all available positive and negative evidence, including recent operating results and projected future taxable income in evaluating whether the Company should establish a valuation allowance for the deferred tax asset. Based on this evaluation, management determined that no valuation allowance would be recorded against the deferred tax asset as of December 31, 2024.

3. **Fair Value of Assets and Liabilities**

Financial Accounting Standards Board ("FASB") authoritative guidance defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Authoritative literature also establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entity. Assessing the significance of an input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access. Investments in this category included active exchange-traded money market funds, listed equities, and listed options. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 — Valuations based on inputs other than quoted prices or included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Valuation Techniques — The Company values investments in securities owned and securities sold not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

For investment securities categorized as Level 2, the Company uses prices obtained from independent third-party pricing services to measure fair value. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. The Company does not adjust the prices received from third-party pricing services unless such prices are inconsistent with the definition of fair value and result in a material difference in the recorded amounts. At December 31, 2024, the Company did not adjust the prices received from the pricing services.

Assets and Liabilities Recorded at Fair Value — The Company's assets and liabilities recorded at fair value include cash equivalents, securities owned, and securities sold not yet purchased. These assets and liabilities are categorized as Level 1 and Level 2 based upon the fair value hierarchy. There were no securities classified as Level 3 at December 31, 2024.

The following table as of December 31, 2024, summarizes the valuation of the Company's investments by the fair value hierarchy levels:

	Total	Level 1	Level 2	Level 3
Assets - Securities owned				
Cash Equivalents	$ 87,886,518	$ 87,886,518	$ -	$ -
Equity Securities	34,130,728	30,153,176	3,977,552	-
Equity Options	305,531	305,531	-	-
Mortgage Backed Securities	8,963,717	-	8,963,717	-
Government and Agency Obligations	53	53	-	-
Corporate Debt Securities	1,989,838	-	1,989,838	-
Total assets	$ 133,276,385	$ 118,345,278	$ 14,931,107	$ -
Liabilities - Securities sold not yet purchased				
Equity Securities	$ 23,338,897	$ 21,614,471	$ 1,724,426	$ -
Equity Options	62,908	62,908	-	-
Corporate Debt Securities	1,908,732	-	1,908,732	-
Total liabilities	$ 25,310,537	$ 21,677,379	$ 3,633,158	$ -

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and CFTC Regulation 1.17. The Company has elected to use the alternative method to compute net capital as permitted by the Rule. Under the alternate method, the Rule requires net capital to be not less than the greater of the minimum net capital requirement or two percent of aggregate debit items computed in accordance with the formula for reserve requirements pursuant to SEC Rule 15c3-3. The Rule also requires the Company to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates. At December 31, 2024, the Company's minimum net capital requirement was $250,000. At December 31, 2024, the Company's net capital was $157,506,719 which was $157,256,719 in excess of its minimum requirement.

5. Receivables From Clearing Brokers

Receivables from the clearing brokers, Goldman, Sachs & Co., Pershing LLC, ABN Amro Clearing Chicago LLC, and Mirae Asset Securities (USA), Inc. ("Clearing Brokers"), are pursuant to clearance agreements in effect. At December 31, 2024, the Company's total receivables from Clearing Brokers were approximately $108,227,962 of which approximately $3,579,000 is maintained as clearing deposits at these Clearing Brokers. The Company's total receivables also included a deposit of $2,500,000 maintained at an executing broker at December 31, 2024.

6. Receivables From Other Broker-Dealers, Net

Receivables from other broker-dealers are stated net of allowance for credit losses of $182,612 at December 31, 2024. Receivables from other broker-dealers consist primarily of commissions owed to the Company from agency option trading, agency futures trading transactions and agency transactions related to foreign currencies done on behalf of the Company's customers.

7. **Receivables from clients**

Receivables from clients consist primarily of fees owed to the Company from investment banking transactions. It also includes amounts due on loan trading activity and other receivables from clients.

8. **Financial Instruments Subject to Off-Balance Sheet Risk, Credit Risk, or Market Risk**

Pursuant to clearance agreements, the Company introduces its security transactions to Clearing Brokers on a fully disclosed basis. The customers' money balances and long and short security positions are carried on the books of Clearing Brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Brokers may sustain from carrying security positions or conducting securities transactions introduced by the Company.

In the normal course of its business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to an off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations, and the Company must purchase or sell the financial instrument underlying the contract at a loss.

In addition to Clearing Brokers, the Company is exposed to credit risk from other brokers, dealers, and financial institutions with which it transacts business, if such counterparties do not fulfill their obligations.

The Company's trading activities include providing brokerage services to customers. To facilitate these customer transactions, the Company purchases proprietary security positions ("long positions") in equity and fixed income securities. The Company also enters transactions to sell securities not yet purchased ("short positions"), which are recorded as liabilities on the Statement of Financial Condition. The Company is exposed to market risk on these long positions and short positions as a result of decreases in the market value of long positions and increases in the market value of short positions. Short positions create a liability to purchase the security in the market at prevailing prices. Such transactions result in an off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold not yet purchased may exceed the amount recorded in the Statement of Financial Condition. The associated interest rate risk of these securities is not deemed material to the Company.

9. **Concentration of Credit Risk**

Most of the Company's cash and cash equivalents are held at a single financial institution in both money market and non-interest-bearing accounts. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company also maintains balances with its Clearing Brokers as disclosed in Note 5. The Company's management does not believe the credit risk associated with its cash and cash equivalents and receivables from Clearing Brokers is significant due to the financial stability of such financial institutions.

10.   **Related-Party Transactions**

The Parent entered into an intercompany revolving loan agreement with the Company whereby the Company has agreed to make advances to the Parent as needed.   In accordance with applicable regulatory requirements, no borrowing can occur that would cause the Company to be in violation of its minimum net capital requirement. The Parent pays the Company interest based on the Secured Overnight Financing Rate. The average interest rate used to calculate interest in 2024 was 5.14%. As of December 31, 2024, $12,673,364 was outstanding under the line of credit and is included in Members' Equity as a Receivable from member. The Company also pays operating expenses on behalf of the Parent. At December 31, 2024, this amounted to a receivable of $25,467,275 included in Members' Equity as a Receivable from member.

At December 31, 2024, Receivables from parent, affiliates and employees that related to purchases of fixed assets by the Company on behalf of the Parent and operating expenses paid on behalf of affiliates totaled $18,015,678. Payable to affiliate in the amount of $1,174,067 is included in Accounts payable and other accrued expenses on the Statement of Financial Condition. Pursuant to the Expense-Sharing Agreement between Condor Trading, LP and BTIG LLC (the "Agreement") dated April 16, 2008, and as amended on January 1, 2018, the Company is charged for the use of furniture, equipment, and leasehold improvements owned by the Parent. Amounts that are due to the Parent related to the Services Agreement are settled by offsetting such amounts in the Company's intercompany account with the Parent, which are included in Receivable from parent, affiliates, and employees in the Statement of Financial Condition.

The Company has entered into intercompany service agreements with BTIG Germany GmbH and BTIG Japan KK whereby the Company compensates the entities for the performance of services on its behalf.   The related payables included in Accounts payable and other accrued expenses at December 31, 2024, were $363,365 to BTIG Germany GmbH and $243,997 to BTIG Japan KK.

The Parent was a member of Firebrand River Capital GP LLC and Firebrand River Capital LLC, the general partner and investment manager respectively of Firebrand River Capital Fund II, L.P. and Firebrand River Capital Fund I, L.P. in each of which the Company holds an interest. On April 12, 2024, the Parent and the Company entered into a Transition Agreement with Firebrand River Capital, LLC and Firebrand River Capital GP, LLC whereby the Parent fully redeemed its interest in both Firebrand River Capital, LLC and Firebrand River Capital GP, LLC as of January 1, 2024. As part of the agreement, the Company elected to withdraw $3,000,000 or the majority of its contributed capital of $3,002.185 from Firebrand River Capital Fund II, L.P. As a result, the Firebrand River Capital Fund II, L.P. made distributions of $650,000 and $2,350,000 to the Company on April 15, 2024, and June 4, 2024, respectively. The Company owned approximately 16.74% of Firebrand River Capital Fund II, L.P. and 70% of Firebrand River Capital Fund I, L.P., Investment Class I, at December 31, 2024.

From time to time, the Company makes loans to key employees. Total employee loans outstanding as of December 31, 2024, included in Receivables from parent, affiliates and employees equal $214,313. These loans bear interest and mature at various dates. Included in this balance are promissory loans that will be forgiven, together with accrued interest if the employees continue to render services to the Company.

Certain management employees of the Company are also members of the Parent.

As disclosed in Note 5, one of the Company's clearing brokers, Goldman, Sachs & Co., is an affiliate of one of the Company's Members, Goldman Sachs Group, Inc.

11. Subordinated Borrowings

The Company does not have any subordinated borrowings as of the year ended December 31, 2024.

12. Commitments and Contingent Labilities

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. As of December 31, 2024, there were no unasserted claims or assessments that management is aware of or that legal counsel has advised are probable of assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Company's financial condition.

13. Leases

The Company recognizes operating leases that are longer than one year on the balance sheet as a right of use ("ROU") asset and a corresponding lease liability. The ROU asset and lease liability is initially measured using the present value of the lease payments.

The Company has lease agreements for office spaces under non-cancellable operating lease agreements in various locations. The Company elects to not separate lease components and non-lease components. The weighted average lease term of the aggregate leases is approximately 10 years, and the weighted average discount rate used to calculate the present value of lease payments was 5.0% at December 31, 2024. The last of these leases expire in June 2035. It was determined that these operating leases include fixed rental payments.

Maturities of operating lease liabilities for the five years after December 31, 2024, and thereafter, are as follows:

Years Ending December 31

2025	$	8,438,657
2026		8,256,392
2027		8,213,734
2028		7,157,968
2029		6,606,131
2030 and thereafter		36,218,853
Total minimum lease payments		74,891,735
Less: Discount		(15,801,623)
Operating lease liabilities	$	59,090,112

14. Income Taxes

Details of the Company's deferred tax asset and liabilities as of December 31, 2024, are as follows:

Deferred Tax Assets		
Lease liability	$	961,514
Deferred Tax Liabilities		
Right-of-use-asset		842,620
Net deferred tax assets	$	(118,894)

As of December 31, 2024, the Company recorded deferred tax asset of $961,514 and deferred tax liability of $842,620 relating to operating leases, which are included in Other assets and Accounts payable and other accrued expenses.

15. Prior Period Adjustment

Subsequent to the issuance of the financial statements for the fiscal year ended December 31, 2023, the Company identified a misstatement related to those prior period financial statements. The misstatement has been corrected through an adjustment to beginning Members' equity as of January 1, 2024, with no impact to the balance of retained earnings at the beginning of the period nor an impact to net income for the year ended December 31, 2023. The details of the adjustments are as follows:

Correction of a prior period error in Receivables from parent, affiliates and employees:

It was identified that a portion of Receivables from parent, affiliates and employees was misclassified as an asset in the prior year when it should have been classified as Receivable from member in Members' equity under ASC 505, Equity. The error has been corrected by decreasing Receivables from parent, affiliates and employees by $27,295,581 and decreasing Members' equity through recognizing a $27,295,581 Receivable from member as of January 1, 2024.

We have evaluated the materiality of this correction based on consideration of quantitative and qualitative factors and concluded it was not material to the previously issued financial statements.

16. Subsequent Events

The Company has evaluated subsequent transactions and events after the balance sheet date through March 3, 2025, the date these financial statements were issued. There have been no material subsequent events that would require recognition in this statement of financial condition or disclosure in the notes to the statement of financial condition.